11-19-2004

04016521

UF 11-19-04

ES
E COMMISSION
Washington, D.C. 20549

SEC MAIL PROCESSING SECTION
RECEIVED
NOV 15 2004
WASH, D.C.
213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36712

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/1/03 AND ENDING 9/30/04
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Taylor Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Winners Circle, Suite 100
(No. and Street)

Brentwood (City) Tennessee (State) 37027 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Barbara Tompkins (615) 373-4111
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KraftCPAs PLLC
(Name – *if individual, state last, first, middle name*)

555 Great Circle Road, Suite 200 (Address) Nashville (City) Tennessee (State) 37228 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 22 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Barbara Tompkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Taylor Securities Inc, as of September 30, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

Barbara L. Tompkins
Signature

Secretary Treasurer
Title

Martha S Mason
Notary Public

MARTHA S. MASON NOTARY PUBLIC AT LARGE WILLIAMSON COUNTY, TN

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2004 AND 2003

TAYLOR SECURITIES, INC.

FINANCIAL STATEMENTS, FORM X-17A-5, PART III,
SUPPLEMENTAL SCHEDULES,
AND
REPORTS OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

SEPTEMBER 30, 2004 AND 2003

CONTENTS

	PAGE
Form X-17A-5, Part III	1 - 2
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES	3
FINANCIAL STATEMENTS	
Statements of Financial Condition	4
Statements of Operations	5
Statements of Changes in Stockholders' Equity	6
Statements of Cash Flows	7
Notes to Financial Statements	8 - 10
SUPPLEMENTAL SCHEDULES	
Computation of Net Capital	11
Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3	12
Information Relating to the Possession or Control Requirements Under Rule 15c3-3	13
Reconciliation, Including Appropriate Explanation, of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3	14
Reconciliation Between the Audited and Unaudited Statements of Financial Condition With Respect to Methods of Consolidation	15
Material Inadequacies Found to Exist or Found to Have Existed Since the Date of the Previous Audit	16
REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL	17 - 18

KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

We have audited the accompanying statements of financial condition of Taylor Securities, Inc. (the "Company") as of September 30, 2004 and 2003, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Taylor Securities, Inc. as of September 30, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KraftCPAs PLLC

Nashville, Tennessee
October 29, 2004

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

TAYLOR SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

SEPTEMBER 30, 2004 AND 2003

	2004	2003
ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$ 175,233	$ 172,314
Deposit with clearing broker - Note 3	25,000	25,000
Commissions receivable	19,639	13,906
TOTAL CURRENT ASSETS	219,872	211,220
FURNITURE, FIXTURES, AND IMPROVEMENTS, NET - Note 4	3,336	9,325
TOTAL ASSETS	$ 223,208	$ 220,545
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued expenses - Note 5	$ 12,662	$ 8,276
STOCKHOLDERS' EQUITY		
Common stock, $1 stated value; 2,000 shares authorized, 1,250 shares issued and outstanding	1,250	1,250
Additional paid-in capital	28,100	28,100
Retained earnings	181,196	182,919
TOTAL STOCKHOLDERS' EQUITY	210,546	212,269
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 223,208	$ 220,545

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF OPERATIONS

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
REVENUES		
Commissions revenue	$ 941,204	$ 740,308
Registered investment advisor fees	275,668	221,233
TOTAL REVENUES	1,216,872	961,541
OPERATING EXPENSES - Note 5	1,216,266	957,802
OPERATING INCOME	606	3,739
OTHER INCOME (EXPENSES)		
Interest and dividend income	1,380	1,715
Loss on disposal of furniture, fixtures and improvements	(3,709)	-
TOTAL OTHER INCOME (EXPENSES) - NET	(2,329)	1,715
EARNINGS (LOSS) BEFORE INCOME TAXES	(1,723)	5,454
INCOME TAX EXPENSE	-	190
NET EARNINGS (LOSS)	$ (1,723)	$ 5,264

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	COMMON STOCK	ADDITONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL STOCKHOLDERS' EQUITY
BALANCE - OCTOBER 1, 2002	$ 1,250	$ 28,100	$ 177,655	$ 207,005
NET INCOME	-	-	5,264	5,264
BALANCE - SEPTEMBER 30, 2003	1,250	28,100	182,919	212,269
NET LOSS	-	-	(1,723)	(1,723)
BALANCE - SEPTEMBER 30, 2004	$ 1,250	$ 28,100	$ 181,196	$ 210,546

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED SEPTEMBER 30, 2004 AND 2003

	2004	2003
CASH FLOWS FROM OPERATING ACTIVITIES		
Cash received from securities companies and investors	$ 1,211,139	$ 959,994
Cash paid to suppliers and employees	(1,209,600)	(954,604)
Other income received	1,380	1,715
Income taxes paid	-	(190)
NET CASH PROVIDED BY OPERATING ACTIVITIES	2,919	6,915
NET INCREASE IN CASH AND CASH EQUIVALENTS	2,919	6,915
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	172,314	165,399
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 175,233	$ 172,314

RECONCILIATION OF NET EARNINGS (LOSS) TO NET CASH PROVIDED BY OPERATING ACTIVITIES

	2004	2003
Net earnings (loss)	$ (1,723)	$ 5,264
Adjustments to reconcile net earnings (loss) to net cash provided by operating activities:		
Depreciation	2,280	2,273
Loss on disposal of furniture, fixtures and improvements	3,709	-
Increase in operating assets:		
Commissions receivable	(5,733)	(1,547)
Increase in operating liabilities:		
Accounts payable	4,386	925
TOTAL ADJUSTMENTS	4,642	1,651
NET CASH PROVIDED BY OPERATING ACTIVITIES	$ 2,919	$ 6,915

The accompanying notes are an integral part of the financial statements.

TAYLOR SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

SEPTEMBER 30, 2004 AND 2003

NOTE 1 - NATURE OF OPERATIONS

Taylor Securities, Inc. (the "Company") is engaged in the securities business, primarily handling mutual fund and bond trade transactions and providing investment advisory services.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The financial statements are presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America.

Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of less than three months to be cash equivalents.

Furniture, fixtures, and improvements

Furniture, fixtures, and improvements are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years.

Income taxes

The Company has elected to be taxed as an "S" corporation under the Internal Revenue Code. Accordingly, all federal taxable income and losses pass through to the individual stockholders for inclusion in their personal income tax returns, and the Company is only liable for state income taxes.

Temporary differences between the financial statement and income tax (cash method) bases of the Company's assets and liabilities are not significant. Accordingly, deferred state income taxes have not been recognized.

Securities transactions

Revenue and related clearing expenses from securities transactions are recorded on the trade date. All of the Company's trading activities are executed through and cleared by Raymond James and Associates, Inc. or by written subscription agreements between investment companies and investors with the Company acting as introducing broker dealer.

Registered investment advisor fees

Registered investment advisor fees are recognized as earned on a pro rata basis over the term of the contract.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Use of estimates in the preparation of financial statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of risk

The Company generally maintains cash and cash equivalents on deposit at banks and brokers in excess of federally insured amounts. Financial Accounting Standards Board Statement No. 105 identifies this condition as a concentration of credit risk requiring disclosure. The Company has not experienced any losses in such accounts. In management's opinion, the risk is mitigated by use of high quality financial institutions.

NOTE 3 - DEPOSIT WITH CLEARING BROKER

The Company utilizes a clearing broker, Raymond James and Associates, Inc. ("Raymond James") for trading purposes. In connection with its correspondent clearing agreement with Raymond James, the Company has agreed to maintain a $25,000 deposit account with Raymond James. The deposit is held in a Raymond James money market fund and is returnable to the Company within thirty days of termination of the correspondent clearing agreement. Therefore, the deposit has been classified as a current asset.

NOTE 4 - FURNITURE, FIXTURES, AND IMPROVEMENTS

Furniture, fixtures, and improvements consist of the following at September 30:

	2004	2003
Furniture and fixtures	$ 7,016	$ 28,530
Improvements	-	3,563
	7,016	32,093
Accumulated depreciation	(3,680)	(22,768)
Furniture, fixtures, and improvements, net	$ 3,336	$ 9,325

Depreciation expense recognized each year was: 2004 - $2,280; 2003 - $2,273.

NOTE 5 - RELATED PARTY TRANSACTIONS

Accounts payable to a stockholder for commissions totaled $7,425 and $4,410 at September 30, 2004 and 2003, respectively.

Total salaries, bonuses, and commissions included in operating expenses that were paid to stockholders amounted to $775,161 and $518,814 in 2004 and 2003, respectively.

The stockholders of the Company are also stockholders of an affiliate that provides office space, management and administrative service to the Company. Fees paid by the Company to the affiliate for these services amounted to $365,792 and $393,407 in 2004 and 2003, respectively.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $50,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule of the "applicable" exchange also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At September 30, 2004, the Company had net capital as defined of $188,895, which was $138,895 in excess of its required net capital of $50,000. The Company's net capital ratio was .07 to 1.

SUPPLEMENTAL SCHEDULES

TAYLOR SECURITIES, INC.

COMPUTATION OF NET CAPITAL

SEPTEMBER 30, 2004

TOTAL STOCKHOLDERS' EQUITY	$ 210,546
LESS NONALLOWABLE ASSETS AND HAIRCUTS	
Furniture and equipment, net	3,336
Money market fund	4,748
Commissions due from brokers or dealers	9,452
Commissions due over 30 days	320
Haircuts - money market funds maintained with clearing broker at 2%	3,795
TOTAL NONALLOWABLE ASSETS AND HAIRCUTS	21,651
NET CAPITAL (AGREES TO COMPANY'S SEPTEMBER 30, 2004 UNAUDITED FOCUS REPORT - PART IIA)	$ 188,895
NET CAPITAL REQUIRED	$ 50,000
EXCESS NET CAPITAL	$ 138,895
AGGREGATE INDEBTEDNESS	
Accounts payable and accrued expenses	$ 12,662
TOTAL AGGREGATE INDEBTEDNESS	$ 12,662
EXCESS NET CAPITAL AT 1000%	$ 187,629
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	6.75 %

TAYLOR SECURITIES, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
PURSUANT TO RULE 15c3-3

SEPTEMBER 30, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

SEPTEMBER 30, 2004

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

RECONCILIATION, INCLUDING APPROPRIATE EXPLANATION, OF THE COMPUTATION OF NET CAPITAL UNDER RULE 15c3-3 AND THE COMPUTATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS UNDER EXHIBIT A OF RULE 15c3-3

SEPTEMBER 30, 2004

The net capital computed on Page 11 and the Company's computation of net capital on its September 30, 2004 Focus Report - Part IIA agree. As a result, no reconciliation is necessary.

The Company is exempt from the requirements of Rule 15c3-3 under Section K(2)(ii) of the Rule.

TAYLOR SECURITIES, INC.

RECONCILIATION BETWEEN THE AUDITED AND UNAUDITED STATEMENTS OF FINANCIAL CONDITION WITH RESPECT TO METHODS OF CONSOLIDATION

SEPTEMBER 30, 2004

Not applicable.

TAYLOR SECURITIES, INC.

MATERIAL INADEQUACIES FOUND TO EXIST OR FOUND TO HAVE EXISTED SINCE THE DATE OF THE PREVIOUS AUDIT

SEPTEMBER 30, 2004

None

KraftCPAs
PLLC

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS ON INTERNAL CONTROL

Board of Directors
Taylor Securities, Inc.
Brentwood, Tennessee

In planning and performing our audits of the financial statements and supplemental schedules of Taylor Securities, Inc. (the "Company") for the years ended September 30, 2004 and 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13.
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

KraftCPAs PLLC - Certified Public Accountants and Consultants
555 Great Circle Road • Suite 200 • Nashville, TN 37228 • Phone 615-242-7351 • Fax 615-782-4271 • www.kraftcpas.com
Also in Columbia and Lebanon, Tennessee • An independently owned member of the RSM McGladrey Network

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2004 and 2003, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Kraft CPAs PLLC

Nashville, Tennessee
October 29, 2004